SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

National General Holdings Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

636220 303

(CUSIP Number)

Leah Karfunkel

c/o National General Holdings Corp.

59 Maiden Lane, 38th Floor

New York, NY 10038

(212) 380-9500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 6, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 5 Pages)

CUSIP No. 636220 303	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Leah Karfunkel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 45,554,570
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 45,554,570
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,554,570
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.01%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 636220 303	13D	Page 3 of 5 Pages

EXPLANATORY NOTE

This Amendment No. 3 (the “Amendment No. 3”) amends and supplements the initial Schedule 13D (the “Schedule 13D”), as filed with the Securities and Exchange Commission (the “SEC”) on February 20, 2014, as amended and supplemented by the Schedule 13D/A filed on July 30, 2015, as amended and supplemented by the Schedule 13D/A filed on August 18, 2015, by Michael Karfunkel, Leah Karfunkel and subsidiaries of AmTrust Financial Services, Inc. with respect to the common stock, par value $0.01 per share (the “Common Stock”), of National General Holdings Corp., a Delaware corporation (the “Issuer”). The purpose of this filing is to report the updated beneficial ownership percentage of members of the Group as a result of the distribution of 12,593,308 shares of the Issuer’s Common Stock to Leah Karfunkel as beneficiary of Michael Karfunkel’s estate on June 6, 2016. Except as specifically amended and supplemented by this Amendment No. 3, the Schedule 13D remains in full force and effect. Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D.

Item 2. Identity and Background

Item 2(a) is amended to replace:

“This statement is filed by Michael Karfunkel, Leah Karfunkel and the following entities, all of which are direct or indirect subsidiaries of AmTrust Financial Services, Inc. (“AFSI”):”

with:

“This statement is filed by Leah Karfunkel and the following entities, all of which are direct or indirect subsidiaries of AmTrust Financial Services, Inc. (“AFSI”):”

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following paragraph:

The purpose of this filing is to report the updated beneficial ownership percentage of members of the Group as a result of the distribution of 12,593,308 shares of the Issuer’s Common Stock to Leah Karfunkel as beneficiary of Michael Karfunkel’s estate on June 6, 2016.

Item 5. Interest in Securities of the Issuer.

Item 5(a) is amended to replace:

“As of the date hereof, Michael Karfunkel, Chairman and Chief Executive Officer of the Issuer, beneficially owns 12,593,308 shares of Common Stock, which represents 11.94% of the Issuer’s 105,432,243 outstanding shares of Common Stock as of August 18, 2015. Leah Karfunkel, co-trustee of the Michael Karfunkel Family 2005 Trust (the “Family Trust”), beneficially owns 32,961,262 shares of Common Stock, which represents 31.26% of the Issuer’s 105,432,243 outstanding shares of Common Stock as of August 18, 2015.”

with:

“As of the date hereof, Leah Karfunkel, directly owns 12,593,308 shares of Common Stock, and as co-trustee of the Michael Karfunkel Family 2005 Trust (the “Family Trust”), indirectly owns 32,961,262 shares of Common Stock, with her total beneficial ownership representing 43.01% of the Issuer’s 105,928,238 outstanding shares of Common Stock as of June 7, 2016.”

CUSIP No. 636220 303	13D	Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 10, 2016

By:	/s/ Leah Karfunkel
Name: Leah Karfunkel

AMTRUST INTERNATIONAL INSURANCE, LTD.
By:	/s/ Stephen Ungar
Name: Stephen Ungar
Title: Secretary

AMTRUST INSURANCE COMPANY OF KANSAS, INC.
By:	/s/ Stephen Ungar
Name: Stephen Ungar
Title: Secretary

ASSOCIATED INDUSTRIES INSURANCE COMPANY, INC.
By:	/s/ Stephen Ungar
Name: Stephen Ungar
Title: Secretary

COMP OPTIONS INSURANCE COMPANY, INC.
By:	/s/ Stephen Ungar
Name: Stephen Ungar
Title: Secretary

COREPOINTE INSURANCE COMPANY
By:	/s/ Stephen Ungar
Name: Stephen Ungar
Title: Secretary

FIRST NONPROFIT INSURANCE COMPANY
By:	/s/ Stephen Ungar
Name: Stephen Ungar
Title: Secretary

CUSIP No. 636220 303	13D	Page 5 of 5 Pages

DEVELOPERS SURETY AND INDEMNITY COMPANY
By:	/s/ Stephen Ungar
Name: Stephen Ungar
Title: Secretary

INDEMNITY COMPANY OF CALIFORNIA
By:	/s/ Stephen Ungar
Name: Stephen Ungar
Title: Secretary

MILWAUKEE CASUALTY INSURANCE CO.
By:	/s/ Stephen Ungar
Name: Stephen Ungar
Title: Secretary

SECURITY NATIONAL INSURANCE COMPANY
By:	/s/ Stephen Ungar
Name: Stephen Ungar
Title: Secretary

SEQUOIA INSURANCE COMPANY
By:	/s/ Stephen Ungar
Name: Stephen Ungar
Title: Secretary

SEQUOIA INDEMNITY COMPANY
By:	/s/ Stephen Ungar
Name: Stephen Ungar
Title: Secretary

TECHNOLOGY INSURANCE COMPANY, INC.
By:	/s/ Stephen Ungar
Name: Stephen Ungar
Title: Secretary

WESCO INSURANCE COMPANY
By:	/s/ Stephen Ungar
Name: Stephen Ungar
Title: Secretary